FRANKLIN TEMPLETON INVESTMENTS
                              One Franklin Parkway
                               San Mateo, CA 94403




December 4, 2007


Mr. John C. Grzeskiewicz Examiner
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


          Subject:  Franklin Strategic Series (the "Trust") -
                    Post-Effective Amendment No. 52 to
                    Registration Statement on Form N-1A (the "Amendment"), File Nos. 033-39088, 811-06243

Dear Mr. Grzeskiewicz:

Pursuant to your conversation with Mr. Steven J. Gray of our firm and Mr. Bruce
G. Leto of Stradley Ronon Stevens & Young, LLP, counsel to the Trust, the following is supplemental information relating to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission on September 28, 2007 (Accession #0000872625-07-000020).

The Amendment was filed for the purpose of adding a new series to the Trust, Franklin Focused Core Equity Fund, and of registering the shares of such new series for sale to the public. The Amendment did not include the investment management fees to be paid to Franklin Advisers, Inc. pending specific approval of such fees by the Trust's Board of Trustees. On December 3, 2007, the Board of Trustees approved the following investment management fees for Franklin Focused Core Equity Fund:

  A fee equal to an annual rate of:

  0.750% of the value of its net assets up to and including $500 million; 0.650% of the value of its net assets over $500 million up to and including $1 billion;
  0.600% of the value of its net assets over $1 billion up to and including $1.5 billion;
  0.550% of the value of its net assets over $1.5 billion up to and including $6.5 billion;
  0.525% of the value of its net assets over $6.5 billion up to and including $11.5 billion;
  0.500% of the value of its net assets over $11.5 billion up to and including $16.5 billion;
  0.490% of the value of its net assets over $16.5 billion up to and including $19 billion;
  0.480% of the value of its net assets over $19 billion up to and including $21.5 billion; and
  0.470% of the value of its net assets over $21.5 billion.



Thank you very much.

Sincerely,


/s/ David P. Goss
Senior Associate General Counsel